Free Writing Prospectus No. 968 Registration Statement No. 333-156423 Dated August 29, 2011 Filed Pursuant to Rule 433

Morgan Stanley Market-Linked Notes
Linked to the Dow Jones–UBS Commodity IndexSM due September 29, 2017

Investment Description
Morgan Stanley Market-Linked Notes (the “Notes”) Linked to the Dow Jones–UBS Commodity IndexSM are unsubordinated, unsecured debt securities issued by Morgan Stanley linked to the performance of the Dow Jones–UBS Commodity IndexSM (the "underlying index"). If the index return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the principal amount plus a return based on 100% participation in the positive return of the underlying index, subject to the maximum gain of 70% to 80% resulting in a maximum payment at maturity of $17 to $18 per Note. The actual maximum gain and maximum payment at maturity will be determined on the pricing date. If the index return is zero or negative over the term of the Notes, Morgan Stanley will pay you at maturity only your principal amount. The Notes will pay interest annually at the rate of 1% per annum regardless of the performance of the underlying index. Investing in the Notes involves significant risks. You may receive little or no return on your investment in the Notes, other than the 1% per annum interest. Morgan Stanley will only repay your full principal amount if you hold the Notes to maturity. Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley. If Morgan Stanley were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features	Key Dates
❑ Growth Potential — The Notes provide full exposure to the positive performance of the Dow Jones–UBS Commodity IndexSM, subject to the  maximum gain of 70% to 80% (to be determined on the pricing date). If the index return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the principal amount plus a return based upon the percentage increase in the closing level of the underlying index, up to a maximum payment at maturity of $17 to $18 per Note.

❑ Current Income — Morgan Stanley will pay annual interest at 1% per annum regardless of the performance of the underlying index, subject to its creditworthiness.

❑ No Downside Market Exposure at Maturity — If you hold the Notes to maturity, Morgan Stanley will pay you at least your full principal amount, regardless of the performance of the underlying index.  Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley.
	Pricing Date Original Issue Date Determination Date* Maturity Date*	September 27, 2011 September 30, 2011 September 25, 2017 September 29, 2017

*     Subject to postponement in the event of a market disruption event or non-index business days. See “—Description of Commodity-Linked Capital Protected Notes—General Terms of the Notes—Some Definitions—determination date or determination dates” in the accompanying prospectus supplement.

If the scheduled determination date is not an index business day or if a market disruption event occurs on that day so that the determination date is postponed and falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following that determination date as postponed.

NOTICE TO INVESTORS: YOU MAY ONLY RECEIVE YOUR PRINCIPAL AMOUNT AT MATURITY AND MAY NOT RECEIVE ANY RETURN ON THE NOTES OTHER THAN THE 1% PER ANNUM INTEREST.  THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF MORGAN STANLEY.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND UNDER RISK FACTORS BEGINNING ON PAGE S-18 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES.  EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering

These preliminary terms relate to Market-Linked Notes linked to the Dow Jones–UBS Commodity IndexSM.  The Notes are offered at a minimum investment of $1,000, or 100 Notes at $10 per Note, and integral multiples of $10 in excess thereof.  The initial index value of the underlying index and the maximum gain will be determined on the pricing date.

Underlying Index	Initial Index Value	Participation Rate	Maximum Gain*	Interest Rate	CUSIP	ISIN
Dow Jones–UBS Commodity IndexSM	●	100%	70% to 80%	1% per annum, paid annually	617482VW1	US617482VW13

*      The return on the Notes is limited by the maximum gain resulting in a maximum payment at maturity of $17 to $18 per Note.

See “Additional Information about Morgan Stanley and the Notes” on page 2. The Notes will have the terms set forth in the accompanying prospectus and prospectus supplement and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public	Underwriting Discount(1)	Proceeds to Morgan Stanley
Per Note	$10.00	$0.35	$9.65
Total	$●	$●	$●

(1)
UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 3.5% for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 12 of this free writing prospectus.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 12 of this free writing prospectus.
Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley and the Notes

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying prospectus supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Prospectus supplement dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003013/dp12072_424b2-comcpn.htm

t	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

References to “Morgan Stanley,” “we,” “our” and “us” refer to Morgan Stanley. In this document, the “Notes” refers to the Market-Linked Notes that are offered hereby. Also, references to the accompanying “prospectus” and “prospectus supplement” mean the Morgan Stanley prospectus dated December 23, 2008 and the Morgan Stanley prospectus supplement dated December 23, 2008, respectively.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this document.

Investor Suitability
The Notes may be suitable for you if:	The Notes may not be suitable for you if:
♦    You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment other than the 1% per annum interest.

♦    You seek exposure to the upside performance of the underlying index and believe it will appreciate over the term of the Notes.

♦    You understand and accept that your potential return is limited by the maximum gain and you would be willing to invest in the Notes if the maximum gain were set to the bottom of the range indicated on the cover (the actual maximum gain and resulting maximum payment at maturity for the Notes will be determined on the pricing date and will not be less than 70% and $17 per Note, respectively).

♦    You can tolerate receiving only your principal amount at maturity and 1% per annum interest if the underlying index remains unchanged or declines over the term of the Notes.

♦    You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You do not seek current income from your investment of more than 1% per annum.

♦    You understand the increased volatility and other risks associated with investing in commodities generally and commodities futures contracts specifically.

♦    You are willing to hold the Notes to maturity, a term of approximately 6 years, and accept that there may be little or no secondary market for the Notes.

♦    You are willing to assume the credit risk of Morgan Stanley for all payments under the Notes, and understand that if Morgan Stanley defaults on its obligations you may not receive any amounts due to you including the repayment of principal.

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment other than the 1% per annum interest.

♦    You believe that the level of the underlying index will decline over the term of the Notes.

♦    You seek an investment that has unlimited return potential without a cap on appreciation.

♦    You would be unwilling to invest in the Notes if the maximum gain were set equal to the bottom of the range indicated on the cover (the actual maximum gain and resulting maximum payment at maturity will be determined on the pricing date).

♦    You cannot tolerate the possibility of receiving only the principal amount and 1% per annum interest if the underlying index remains unchanged or declines over the term of the Notes.

♦    You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You seek current income from your investment of more than 1% per annum.

♦    You do not understand the increased volatility and other risks associated with investing in commodities generally and commodities futures contracts specifically.

♦    You are unable or unwilling to hold the Notes to maturity, a term of approximately 6 years, or you seek an investment for which there will be an active secondary market.

♦    You are not willing to assume the credit risk of Morgan Stanley for all payments under the Notes, including the repayment of principal.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on S-18 of the accompanying prospectus supplement for risks related to an investment in the Notes.

Indicative Terms		Investment Timeline
Principal Amount	$10 per Note (subject to a minimum investment of 100 Notes)
Term	Approximately 6 years
Underlying Index	Dow Jones–UBS Commodity IndexSM
Payment at Maturity (per Note)
Morgan Stanley will pay you a cash payment at maturity linked to the performance of the underlying index during the term of the Notes.
If the index return is greater than zero, Morgan Stanley will pay you an amount equal to:
$10 + supplemental redemption amount;
If the index return is zero or negative, Morgan Stanley will pay you the $10 principal amount and you will receive no supplemental redemption amount.
In no event will the payment due at maturity be less than $10 or greater than the maximum payment at maturity of $17 to $18 per Note.

Supplemental Redemption Amount	The lesser of (i) $10 × index return × participation rate and (ii) $10 × maximum gain (to be determined on the pricing date)
Maximum Gain	70% to 80%, resulting in a maximum payment at maturity of $17 to $18 per Note (to be determined on the pricing date).
Participation Rate	100%
Interest Rate	1% per annum, calculated on a 30/360 basis and paid annually
Interest Payment Dates
September 30 of 2012, 2013, 2014, 2015 and 2016, as well as the maturity date, provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Index Return	final index value – initial index value initial index value Please note that the prospectus supplement refers to this concept as the "index percent change."
Initial Index Value	The index closing value on the pricing date.
Final Index Value	The index closing value on the determination date.
Determination Date	September 25, 2017, subject to postponement in the event of a market disruption event or non-index business days
Maturity Date	September 29, 2017, subject to postponement in the event of a postponement of the determination date
CUSIP / ISIN	617482VW1 / US617482VW13
Calculation Agent	Morgan Stanley & Co. LLC (“MS & Co.”)

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section in the accompanying prospectus and the accompanying prospectus supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦
The appreciation potential of the notes is limited by the maximum gain — The appreciation potential of the notes is limited by a maximum gain of 70% to 80%, resulting in a maximum payment at maturity of $17 to $18 per Note. The actual maximum gain and resulting maximum payment at maturity will be determined on the pricing date. Because the payment at maturity will be limited to $17 to $18 per Notes, any increase in the final index value over the initial index value by more than 70% to 80% will not further increase the return on the Notes.

♦
The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the underlying index and depends on whether, and the extent to which the index return is positive or negative. If the index return is less than or equal to 0%, Morgan Stanley will pay you only the principal amount of $10 for each Note you hold at maturity. Accordingly, the return on your investment in the Notes may be limited to the 1% per annum interest and, therefore, less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity. Moreover, if the underlying index does not appreciate sufficiently over the term of the Notes, the overall return on the Notes, including the 1% per annum interest, may still be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying index.

♦
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes — Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

♦
Repayment of the principal amount only at maturity — You should be willing to hold your Notes to maturity.  If you are able to sell your Notes in the secondary market, you may have to sell them at a loss even if the return of the underlying index at the time of sale is positive.  You will only receive the principal amount of the Notes from Morgan Stanley at maturity, subject to its creditworthiness.

♦
Participation rate applies only if you hold the Notes to maturity — You should be willing to hold the Notes to maturity.  If you are able to sell your Notes in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate or the Notes themselves, and the return you realize may be less than the return of the underlying index even if such return is positive.  You will only receive the benefit of the 100% participation rate in any positive index returns from Morgan Stanley at maturity.

♦
Investments linked to commodities are subject to sharp fluctuations in commodity prices — Investments, such as the Notes, linked to commodities indices, commodities futures contracts or spot prices of commodities are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the settlement price of the underlying index and the value of your Notes in varying and potentially inconsistent ways.  As a result of these or other factors, the level of the underlying index may be, and has recently been, volatile (see “Historical Information” on page 11).

♦
Morgan Stanley cannot control actions by the sponsor of the underlying index and the sponsor of the underlying index has no obligation to consider your interests — Morgan Stanley and its affiliates are not affiliated with CME Group Index Services LLC or UBS Securities LLC, which are the sponsors of the Dow Jones–UBS Commodity IndexSM, the underlying index, and have no ability to control or predict their actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index.  CME Group Index Services LLC and UBS Securities LLC are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of the Notes in taking any actions or making any judgments that might affect the market value of your Notes.

♦
The Notes do not provide direct exposure to commodity spot prices - The Notes will reflect a return based on the performance of the underlying index, which is comprised of commodity futures contracts, and do not provide exposure to commodity spot prices. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of that commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa).

♦
Higher future prices of the index commodities relative to their current prices may adversely affect the value of the underlying index and the value of the Notes — The underlying index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the underlying index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the underlying index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The presence of contango and absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, the value of the Notes.

♦
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Notes — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the underlying index and, therefore, the value of the Notes.

♦
Investing in the Notes is not equivalent to investing in the underlying index — Investing in the Notes is not equivalent to investing in the underlying index or the futures contracts that underlie the underlying index. See “Hypothetical Payments on the Notes”below.

♦
Adjustments to the underlying index could adversely affect the value of the Notes — The publisher of the underlying index may add, delete or substitute the commodity contracts constituting the underlying index or make other methodological changes that could change the value of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the Notes.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

♦
There may be little or no secondary market for the Notes — The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  MS & Co. may, but is not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

♦
Price of the Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the value of the underlying index at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in value) of the underlying index, the price and volatility of the commodity contracts that underlie the underlying index, trends of supply and demand for the commodity contracts that underlie the underlying index, interest and yield rates in the market, time remaining until the Notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or commodities markets generally and which may affect the final index value of the underlying index and any actual or anticipated changes in our credit ratings or credit spreads.

♦
Impact of fees on the secondary market price of the Notes — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

♦
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the Notes — One or more of our subsidiaries expect to carry out hedging activities related to the Notes (and possibly to other instruments linked to the underlying index), including trading in the underlying index and on the commodity contracts that underlie the underlying index.  Some of our subsidiaries also trade in other financial instruments related to the underlying index or the prices of the commodity contracts that underlie the underlying index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the level above which the underlying index must close on the determination date before you would receive a payment at maturity that exceeds your initial investment in the Notes.  Additionally, such hedging or trading activities during the term of the Notes, including on the determination date, could adversely affect the value of the underlying index on the determination date and, accordingly, the payment at maturity.

♦
Potential conflict of interest — Morgan Stanley and its affiliates may engage in business related to the underlying index, which may present a conflict between the obligations of Morgan Stanley and you, as a holder of the Notes. The calculation agent, an affiliate of the issuer, will determine the index return of the underlying index and calculate the payment at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity.

♦
Potentially inconsistent research, opinions or recommendations by Morgan Stanley or UBS Financial Services Inc. — Morgan Stanley and its affiliates, or UBS Financial Services Inc. and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the underlying index, and therefore the market value of the Notes.

Hypothetical Payments on the Notes

The following table and examples illustrate the payment at maturity on the Notes for a range of index returns. The hypothetical examples are based on the hypothetical values set forth below to illustrate how the Notes work and do not reflect the actual initial index value.  The actual initial index value will be determined on the pricing date.

Term:	6 years
Principal amount:	$10 per Note
Hypothetical initial index value:	160
Participation rate:	100%
Hypothetical maximum gain:	75%
Interest rate:	1% per annum, paid annually

As the hypothetical maximum gain is 75%, the supplemental redemption amount is limited to $7.50 per Note, resulting in a hypothetical maximum payment at maturity of $17.50 per Note in the following table and examples.

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a hypothetical range of index returns, as well as the total hypothetical interest payments, and does not cover the complete range of possible payouts at maturity.

Index return	Final index value	Principal amount	Supplemental redemption amount	Payment at maturity	Total interest payments	Return per $10 Note*
100%	320	$10.00	$7.50	$17.50	$0.60	81%
90%	304	$10.00	$7.50	$17.50	$0.60	81%
80%	288	$10.00	$7.50	$17.50	$0.60	81%
70%	272	$10.00	$7.00	$17.00	$0.60	76%
60%	256	$10.00	$6.00	$16.00	$0.60	66%
50%	240	$10.00	$5.00	$15.00	$0.60	56%
40%	224	$10.00	$4.00	$14.00	$0.60	46%
30%	208	$10.00	$3.00	$13.00	$0.60	36%
20%	192	$10.00	$2.00	$12.00	$0.60	26%
10%	176	$10.00	$1.00	$11.00	$0.60	16%
5%	168	$10.00	$0.50	$10.50	$0.60	11%
0%	160	$10.00	$0.00	$10.00	$0.60	6%
-10%	144	$10.00	$0.00	$10.00	$0.60	6%
-20%	128	$10.00	$0.00	$10.00	$0.60	6%
-30%	112	$10.00	$0.00	$10.00	$0.60	6%
-40%	96	$10.00	$0.00	$10.00	$0.60	6%
-50%	80	$10.00	$0 00	$10.00	$0.60	6%
-60%	64	$10.00	$0.00	$10.00	$0.60	6%
-70%	48	$10.00	$0.00	$10.00	$0.60	6%
-80%	32	$10.00	$0.00	$10.00	$0.60	6%
-90%	16	$10.00	$0.00	$10.00	$0.60	6%
-100%	0	$10.00	$0.00	$10.00	$0.60	6%

*      The return per $10 note includes the payment at maturity and the total interest payments.

Example 1 — If the final index value is 192, the index return over the term of the Notes is (192 – 160) / 160 = 20%. Because the index return is greater than zero, investors would receive a payment at maturity from Morgan Stanley equal to the sum of (A) the principal amount plus (B) the supplemental redemption amount, as calculated below, in addition to interest payments of 1% per annum during the term of the Notes:

Payment at maturity per $10 principal amount	=	$10 + supplemental redemption amount
	=	$10 + the lesser of ($10 × index return × participation rate) and ($10 × hypothetical maximum gain)
	=	$10 + ($10 × 20% × 100%)
	=	$12.00

Example 2 — If the final index value is 288, the index return over the term of the Notes is (288 – 160) / 160 = 80%. Because the index return is greater than zero, investors would receive a payment at maturity from Morgan Stanley equal to the sum of (A) the principal amount plus (B) the supplemental redemption amount, as calculated below, in addition to interest payments of 1% per annum during the term of the Notes:

Payment at maturity per $10 principal amount	=	$10 + supplemental redemption amount
	=	$10 + the lesser of ($10 × index return × participation rate) and ($10 × hypothetical maximum gain)
	=	$10 + ($10 × 75%)
	=	$17.50

In this example, despite a significant appreciation of the underlying index of 80%, the payment at maturity is limited by the hypothetical maximum gain to $17.50 per Note.

Example 3 — If the final index value is 128, the index return over the term of the Notes is (128 - 160) / 160 = -20%. Because the index return is negative, investors would receive at maturity from Morgan Stanley only the $10 principal amount and no supplemental redemption amount. Investors would also receive interest payments of 1% per annum during the term of the Notes.

Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley. If Morgan Stanley were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

What Are the Tax Consequences of the Notes?

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the contingent payment on the Notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.  If the Notes were priced on August 24, 2011, the “comparable yield” for the Notes would be a rate of 4.8707% per annum, compounded annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.

The comparable yield and the projected payment schedule for the Notes will be provided in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The comparable yield and the projected payment schedule will not be provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The Dow Jones–UBS Commodity IndexSM

The Dow Jones–UBS Commodity IndexSM

The Dow Jones-UBS Commodity IndexSM provides a diversified and liquid benchmark for commodities as an asset class and is currently composed of futures contracts on nineteen physical commodities.  The Dow Jones-UBS Commodity IndexSM is calculated, maintained and published daily by CME Group Index Services LLC together with UBS Securities LLC.  For additional information about the Dow Jones–UBS Commodity IndexSM, see the information set forth under “Annex II—Certain Additional Commodity Index Information—Dow Jones – AIG Commodity IndexSM” in the accompanying prospectus supplement.

License Agreement among CME Group Index Services LLC, UBS AG, UBS Securities LLC and Morgan Stanley

“Dow Jones®,” “UBS®,” “The Dow Jones-UBS Commodity IndexSM,” “DJ-UBSSM” and “DJ-UBSCISM” are service marks or trademarks of Dow Jones Trademark Holdings LLC and UBS AG, as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.

The license agreement among CME Group Index Services LLC, UBS AG, UBS Securities LLC and Morgan Stanley provides that the following language must be set forth in this free writing prospectus:

The Notes are not sponsored, endorsed, sold or promoted by CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates.  None of CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly.  The only relationship of CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Morgan Stanley is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by UBS Securities LLC in conjunction with CME Group Index Services LLC without regard to Morgan Stanley or the Notes.  CME Group Index Services LLC and UBS Securities LLC have no obligation to take the needs of Morgan Stanley or the owners of the Notes into consideration in determining, composing or calculating DJ-UBSSM.  None of CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash.  None of CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to investors in the Notes, in connection with the administration, marketing or trading of the Notes.  Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Morgan Stanley, but which may be similar to and competitive with the Notes.  In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures.  It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and the Notes.

This document relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components.  Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities or any of their subsidiaries or affiliates.  The information in the pricing supplement regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents.  None of CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with the Notes.  None of CME Group Index Services LLC, Dow Jones Trademark Holdings LLC, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF CME GROUP INDEX SERVICES LLC, DOW JONES TRADEMARK HOLDINGS LLC, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF CME GROUP INDEX SERVICES LLC, DOW JONES TRADEMARK HOLDINGS LLC, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN.  NONE OF CME GROUP INDEX SERVICES LLC, DOW JONES TRADEMARK HOLDINGS LLC, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO.  NONE OF CME GROUP INDEX SERVICES LLC, DOW JONES TRADEMARK HOLDINGS LLC, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL CME GROUP INDEX SERVICES LLC, DOW JONES TRADEMARK HOLDINGS LLC, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY

BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG CME GROUP INDEX SERVICES LLC, UBS SECURITIES AND MORGAN STANLEY, OTHER THAN UBS AG.

Historical Information
The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the underlying index from January 1, 2006 through August 26, 2011.  The closing value of the underlying index on August 26, 2011 was 161.142.  We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2006	3/31/2006	174.224	158.780	165.194
4/1/2006	6/30/2006	187.628	164.723	173.235
7/1/2006	9/30/2006	179.962	156.587	159.957
10/1/2006	12/31/2006	175.214	156.075	166.509
1/1/2007	3/31/2007	173.503	155.880	171.963
4/1/2007	6/30/2007	176.484	168.522	169.671
7/1/2007	9/30/2007	179.715	161.062	178.250
10/1/2007	12/31/2007	185.568	172.123	184.964
1/1/2008	3/31/2008	219.093	181.157	201.598
4/1/2008	6/30/2008	234.115	199.566	233.034
7/1/2008	9/30/2008	237.953	167.391	167.776
10/1/2008	12/31/2008	167.484	106.092	117.244
1/1/2009	3/31/2009	123.458	101.999	109.782
4/1/2009	6/30/2009	131.116	107.494	122.536
7/1/2009	9/30/2009	132.918	113.237	127.683
10/1/2009	12/31/2009	140.046	124.174	139.187
1/1/2010	3/31/2010	145.029	126.558	132.152
4/1/2010	6/30/2010	136.755	122.024	125.747
7/1/2010	9/30/2010	140.294	123.977	140.294
10/1/2010	12/31/2010	162.393	138.474	162.393
1/1/2011	3/31/2011	169.558	157.575	169.558
4/1/2011	6/30/2011	175.421	154.662	158.135
7/1/2011	8/26/2011*	165.825	152.834	161.142

*
As of the date of this free writing prospectus, available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through August 26, 2011.  Accordingly, the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the performance of the Dow Jones–UBS Commodity IndexSM from January 1, 2006 through August 26, 2011, based on information from Bloomberg. Past performance is not indicative of future results.

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The original issue price of the Notes includes the agent’s commissions (as shown on the cover page of this free writing prospectus) paid with respect to the Notes and the cost of hedging our obligations thereunder.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking positions in swaps and futures contracts on the commodity contracts that underlie the underlying index or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  Such purchase or sale activity could increase the value of the underlying index on the pricing date, and therefore increase the value above which such underlying index must close on the determination date before you would receive at maturity a payment that exceeds the principal amount of the Notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the determination date, by purchasing and selling swaps and futures contracts on the commodity contracts that underlie the underlying index or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  Such hedging or trading activities during the life of the Notes could adversely affect the value of the underlying index, and accordingly, could increase the likelihood of the final underlying index level being less than the initial underlying index level.  We cannot give any assurance that our hedging activities will not affect the value of the underlying index and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of Notes and the related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Smith Barney LLC or their respective affiliates or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering.  We will agree to sell to MS & Co., and MS & Co. will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document.  UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission that will not exceed 3.5% for each Note it sells.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the Notes of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account.  The agent must close out any naked short position by purchasing the Notes in the open market.  A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the agent may bid for, and purchase, the Notes or the commodity contracts underlying the underlying index in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes.  The agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Notes.  See “—Use of Proceeds and Hedging” above.